ALAMOS GOLD INC.

Financial Statements
(in United States dollars, unless otherwise stated)
For the Three and Nine Months ended September 30, 2024 and 2023

Q3 2024 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	September 30, 2024	December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents	$291.6	$224.8
Equity securities	23.9	13.0
Amounts receivable (note 6)	34.8	53.4
Inventory (note 7)	243.1	271.2
Other current assets	14.5	23.6
Total Current Assets	607.9	586.0

Non-Current Assets
Mineral property, plant and equipment (note 8)	4,550.0	3,360.1
Deferred income taxes	75.2	9.0
Inventory (note 7)	13.4	—
Other non-current assets (note 9)	46.1	46.1
Total Assets	$5,292.6	$4,001.2

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (note 10)	$246.3	$194.0
Current portion of derivative liabilities (note 11)	6.4	1.0
Current portion of deferred revenue (note 12)	83.3	—
Income taxes payable	16.2	40.3
Current portion of lease liabilities (note 12)	17.3	—
Current portion of decommissioning liabilities	4.9	12.6
Total Current Liabilities	374.4	247.9

Non-Current Liabilities
Deferred income taxes	803.7	703.6
Derivative liabilities (note 11)	140.7	—
Deferred revenue (note 12)	30.2	—
Debt and financing obligations (note 12)	252.6	—
Lease liabilities (note 12)	27.3	—
Decommissioning liabilities	155.4	124.2
Other non-current liabilities	1.7	2.0
Total Liabilities	1,786.0	1,077.7

EQUITY
Share capital (note 13)	$4,134.1	$3,738.6
Contributed surplus	88.7	88.6
Accumulated other comprehensive loss	(33.4)	(26.9)
Deficit	(682.8)	(876.8)
Total Equity	3,506.6	2,923.5
Total Liabilities and Equity	$5,292.6	$4,001.2
Commitments (note 8)
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2	Alamos Gold Inc.

Q3 2024 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive Income
For the Three and Nine Months Ended September 30, 2024 and 2023
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
OPERATING REVENUES	$360.9	$256.2	$971.1	$768.7

COST OF SALES
Mining and processing	142.8	108.3	381.0	323.9
Royalties	3.5	2.5	9.1	7.5
Amortization	57.7	47.2	160.1	139.6
	204.0	158.0	550.2	471.0
EXPENSES
Exploration	8.8	7.5	21.2	16.1
Corporate and administrative	8.2	6.3	23.5	20.0
Share-based compensation	13.7	1.8	29.8	15.4
Reversal of impairment (note 8)	(57.1)	—	(57.1)	—
	177.6	173.6	567.6	522.5
EARNINGS FROM OPERATIONS	183.3	82.6	403.5	246.2

OTHER EXPENSES
Finance expense (note 14)	(6.2)	(0.6)	(6.2)	(2.7)
Foreign exchange gain	2.0	0.5	1.4	1.6
Unrealized (loss) gain on commodity derivatives (note 11)	(28.2)	0.6	(30.1)	1.1
Other loss (note 15)	(9.7)	(4.9)	(23.6)	(3.7)
EARNINGS BEFORE INCOME TAXES	$141.2	$78.2	$345.0	$242.5

INCOME TAXES
Current income tax expense	(16.9)	(15.0)	(51.7)	(53.2)
Deferred income tax expense	(39.8)	(23.8)	(96.6)	(26.4)
NET EARNINGS	$84.5	$39.4	$196.7	$162.9

Items that may be subsequently reclassified to net earnings:
Net change in fair value of currency hedging instruments, net of taxes	(0.1)	(3.8)	(5.7)	4.0
Net change in fair value of fuel hedging instruments, net of taxes	(0.4)	0.2	(0.3)	—
Items that will not be reclassified to net earnings:
Unrealized gain (loss) on equity securities, net of taxes	6.6	(6.1)	25.0	(9.0)
Total other comprehensive income (loss)	$6.1	($9.7)	$19.0	($5.0)
COMPREHENSIVE INCOME	$90.6	$29.7	$215.7	$157.9

EARNINGS PER SHARE (note 16)
– basic	$0.20	$0.10	$0.49	$0.41
– diluted	$0.20	$0.10	$0.48	$0.41
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

3	Alamos Gold Inc.

Q3 2024 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Changes in Equity
For the Nine Months Ended September 30, 2024 and 2023
(Unaudited - stated in millions of United States dollars)

	September 30, 2024	September 30, 2023
SHARE CAPITAL (note 13)
Balance, beginning of the year	$3,738.6	$3,703.8
Issuance of shares related to Argonaut Gold Inc ("Argonaut") acquisition (note 5)	360.1	—
Issuance of shares related to Orford Mining Corporation ("Orford") acquisition (note 8)	13.3	—
Issuance of shares related to share-based compensation	4.6	6.1
Issuance of shares related to dividend reinvestment plan ("DRIP")	4.3	2.9
Issuance of shares related to employee share purchase plan ("ESPP")	4.9	4.1
Transfer from contributed surplus of share-based compensation redeemed	2.6	2.7
Issuance of flow-through shares	6.5	—
Exercise of warrants	1.3	0.2
Issuance of shares related to Manitou Gold Inc (Manitou") acquisition	—	13.4
Cancellation of unexchanged post-amalgamation shares	(2.1)	(1.5)
Balance, end of period	$4,134.1	$3,731.7

CONTRIBUTED SURPLUS
Balance, beginning of the year	$88.6	$90.7
Share-based compensation	4.3	3.5
Transfer to share capital of share-based compensation redeemed	(2.6)	(2.7)
Distribution of share-based compensation	(3.0)	(3.1)
Issuance of replacement warrants and options upon Orford acquisition	1.4	—
Balance, end of period	$88.7	$88.4

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance, beginning of the year on currency hedging instruments	$6.4	($1.9)
Net change in fair value of currency hedging instruments, net of taxes	(5.7)	4.0
	$0.7	$2.1

Balance, beginning of the year on fuel hedging instruments	(0.1)	0.1
Net change in fair value of fuel hedging instruments, net of taxes	(0.3)	—
	($0.4)	$0.1

Balance, beginning of the year on equity securities	($33.2)	($23.0)
Realized (gain) loss on disposition of equity securities, reclassified to deficit, net of tax	(25.5)	0.3
Net change in unrealized gain (loss) on equity securities, net of taxes	25.0	(9.0)
	($33.7)	($31.7)
Balance, end of period	($33.4)	($29.5)

DEFICIT
Balance, beginning of the year	($876.8)	($1,048.6)
Dividends (note 13(d))	(30.3)	(29.6)
Cancellation of unexchanged shares (note 13)	2.1	1.5
Reclassification of realized gain (loss) on disposition of equity securities, net of tax	25.5	(0.3)
Net earnings	196.7	162.9
Balance, end of period	($682.8)	($914.1)

TOTAL EQUITY	$3,506.6	$2,876.5
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

4	Alamos Gold Inc.

Q3 2024 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
For the Three and Nine Months Ended September 30, 2024 and 2023
(Unaudited - stated in millions of United States dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings	$84.5	$39.4	$196.7	$162.9
Adjustments for items not involving cash:
Amortization	57.7	47.2	160.1	139.6
Reversal of Impairment (note 8)	(57.1)	—	(57.1)	—
Foreign exchange gain	(2.0)	(0.5)	(1.4)	(1.6)
Current income tax expense	16.9	15.0	51.7	53.2
Deferred income tax expense	39.8	23.8	96.6	26.4
Share-based compensation	13.7	1.8	29.8	15.4
Finance expense	6.2	0.6	6.2	2.7
Unrealized loss (gain) on commodity derivatives	28.2	(0.6)	30.1	(1.1)
Other (note 17)	4.9	6.5	5.6	1.2
Changes in working capital and taxes paid (note 17)	(27.3)	(20.7)	(49.4)	(50.1)
	165.5	112.5	468.9	348.6
INVESTING ACTIVITIES
Mineral property, plant and equipment	(106.8)	(75.2)	(278.9)	(239.2)
Investment in Argonaut, net of cash acquired (note 5)	6.7	—	(30.2)	—
Proceeds from disposition of equity securities	—	—	—	0.1
Investment in equity securities	(10.9)	(1.1)	(11.1)	(2.7)
Acquisition of Orford - transaction costs (note 8)	—	—	(1.0)	(0.2)
	(111.0)	(76.3)	(321.2)	(242.0)
FINANCING ACTIVITIES
Proceeds from draw down of credit facility (note 12)	250.0	—	250.0	—
Repayment of debt and accrued interest assumed on Argonaut acquisition (note 5)	(308.3)	—	(308.3)	—
Dividends paid	(8.9)	(8.7)	(26.0)	(26.7)
Credit facility interest and transaction fees	(4.7)	—	(5.6)	—
Lease payments (note 12)	(5.4)	—	(5.4)	—
Proceeds of issuance of flow-through shares (note 13)	—	—	10.5	—
Proceeds from the exercise of options and warrants	1.5	0.6	5.8	6.3
	(75.8)	(8.1)	(79.0)	(20.4)
Effect of exchange rates on cash and cash equivalents	(0.7)	(0.8)	(1.9)	(0.1)
Net increase in cash and cash equivalents	(22.0)	27.3	66.8	86.1
Cash and cash equivalents - beginning of period	313.6	188.6	224.8	129.8
CASH AND CASH EQUIVALENTS - END OF PERIOD	$291.6	$215.9	$291.6	$215.9
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

5	Alamos Gold Inc.

Q3 2024 FINANCIAL REPORT
ALAMOS GOLD INC.
Notes to Condensed Interim Consolidated Financial Statements
September 30, 2024 and 2023
(Unaudited - in United States dollars, unless otherwise indicated, tables stated in millions of United States dollars)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
Alamos Gold Inc. ("Alamos"), a company incorporated under the Business Corporation Act (Ontario), and its wholly-owned subsidiaries (collectively the “Company”) is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX:AGI) and the New York Stock Exchange (NYSE: AGI). The Company's registered office is located at 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3.
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Young-Davidson mine and Island Gold District (comprising the Island Gold and Magino mines) in Northern Ontario, Canada and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada.

2.	BASIS OF PREPARATION
Statement of Compliance
These condensed interim consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2023 except as disclosed in notes 2 and 3.
The Company's interim results are not necessarily indicative of its results for a full year. All amounts are expressed in US dollars, unless otherwise noted. References to CAD $ represent Canadian dollars.
These condensed interim consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023, prepared in accordance with IFRS as issued by the IASB.
Recent Accounting Pronouncements
The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2024:
On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that:
•settlement of a liability includes transferring a company’s own equity instruments to the counterparty, and
•when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity
The amendments have been adopted by the Company, however the amendments did not result in any changes to the financial statements.
Changes in Accounting Standards not yet effective
IFRS 18 Presentation and Disclosure in Financial Statements replaces IAS 1 - Presentation of Financial Statements, which sets out presentation and disclosure requirements for financial statements. The changes, which mostly affect the income statement, include the requirement to classify income and expenses into three new categories – operating, investing and financing – and present subtotals for operating profit or loss and profit or loss before financing and income taxes.
Further, operating expenses are presented directly on the face of the income statement – classified either by nature, by function, or using a mixed presentation. Expenses presented by function require more detailed disclosures about their nature.

IFRS 18 also provides enhanced guidance for aggregation and disaggregation of information in the financial statements, introduces new disclosure requirements for management-defined performance measures and eliminates classification options for interest and dividends in the statement of cash flows. IFRS 18 is effective for annual periods beginning on or after January 1, 2027. The Company is assessing the impact of IFRS 18 on the consolidated financial statements.
The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on November 6, 2024.

6	Alamos Gold Inc.

Q3 2024 FINANCIAL REPORT

3.	SUMMARY OF NEW MATERIAL ACCOUNTING POLICIES
As a result of the acquisition of Argonaut, the Company applied the following material policies in the consolidated financial statements for the three and nine months ended September 30, 2024:
Business combinations
The Company recognizes and measures the assets acquired and liabilities assumed in a business combination based on their estimated fair values at the acquisition date, while transaction and integration costs related to business combinations are expensed as incurred. Any excess of the purchase consideration when compared to the fair value of the net tangible and intangible assets acquired, if any, is recorded as goodwill. An income, market or cost valuation method may be utilized to estimate the fair value of the assets acquired, liabilities assumed, if any, in a business combination. The income valuation method represents the present value of future cash flows over the life of the asset using: (i) discrete financial forecasts, which rely on management’s estimates of reserve and resource quantities, costs to produce and develop reserves and resources, revenues, and operating expenses; (ii) appropriate discount rates; and (iii) expected future capital requirements. The market valuation method uses prices paid for a similar asset by other purchasers in the market, normalized for any differences between the assets. The cost valuation method is based on the replacement cost of a comparable asset at the time of the acquisition adjusted for depreciation and economic and functional obsolescence of the asset.
Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.
When a business combination is achieved in stages, the Company’s previously held interests in the acquired entity are remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in other comprehensive income. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to retained earnings, where such treatment would be appropriate if that interest were disposed of.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.
Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract contains the right to control the use of the identified asset, the Company assesses whether:
•The contract involves the use of an identified asset - this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
•The Company has the right to obtain substantially all of the economic benefits from use of the asset through the period of use; and,
•The Company has the right to direct the use of the asset. The Company has this right when it has the decision making rights that are most relevant to changing how and for what purpose the asset is used.
At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices. As a lessee, the Company recognizes a right-of-use asset, which is included in mineral property, plant and equipment, and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is composed of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

7	Alamos Gold Inc.

Q3 2024 FINANCIAL REPORT
A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are composed of:

•fixed payments, including in-substance fixed payments, less any lease incentives receivable;
•variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•amounts expected to be payable under a residual value guarantee;
•exercise prices of purchase options if the Company is reasonably certain to exercise those options; and
•payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or when there is a change in our estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to net earnings.

The Company has elected not to recognize assets and lease liabilities for short-term leases that have a lease term of 12 months or less, and leases of low-value assets. Lease payments associated with these leases will be recognized as an expense over the lease term. The Company has elected to apply the practical expedient to account for each lease component and any non-lease components, except embedded derivatives accounted for separately, as a single lease component.

Deferred Revenue

Deferred revenue is recognized in the consolidated statements of financial position when a consideration prepayment is received prior to the sale of gold. Revenue is subsequently recognized in the consolidated statements of comprehensive income when control has been transferred to the customer. The Company recognizes the time value of money, where there is a significant financing component and the period between the payment by the customer and the transfer of the contracted goods exceeds one year. Interest expense on deferred revenue is recognized in finance costs in the consolidated statements of earnings, unless capitalized to construction in progress in accordance with the Company’s policy on capitalized borrowing costs. The Company determines the current portion of deferred revenue based on quantities anticipated to be delivered over the next twelve months.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management makes assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024, the Company applied the critical judgements and estimates disclosed in note 4 its consolidated financial statements for the year ended December 31, 2023, and applied the following:

Business combinations

Business combinations are accounted for using the acquisition method of accounting. The allocation of the purchase price requires estimates as to the fair value of acquired assets and liabilities. For material acquisitions, the Company engages independent appraisers to assist with the determination of the fair value of assets acquired, liabilities assumed, and goodwill, if any, based on recognized business valuation methodologies. The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgements and estimates, including but not limited to the most appropriate valuation methodology, estimates of mineral reserves and mineral resources of the assets acquired, value of resources outside life of mine plans including assumptions for market values per ounce, future production levels, future operating costs, capital expenditures, discount rates, future metal prices and long term foreign exchange rates. Changes to the preliminary measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date. The Company determined that the acquisition of Argonaut met the requirements to be accounted for as a business combination (note 5).

8	Alamos Gold Inc.

Q3 2024 FINANCIAL REPORT
Impairment and reversal of impairment of mining interests
The Company utilizes the Fair Value Less Costs of Disposal ("FVLCD") methodology to calculate the recoverable value of its mineral properties. The estimated undiscounted cash flows used to assess recoverability of long-lived assets and to measure the fair value of the Company’s mining operations are derived from current life of mine plans, which are developed using short-term price forecasts reflective of the current price environment and management’s projections for long-term average metal prices. In addition to short and long-term metal price assumptions, other assumptions include estimates of other input costs; proven and probable mineral reserve estimates, including the timing and cost to develop and produce the reserves; value beyond proven and probable mineral reserve estimates included in the mine plan; estimated future closure costs; and the use of appropriate discount rates.
In estimating undiscounted cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of undiscounted cash flows from other asset groups. The Company’s estimates of undiscounted cash flows are based on numerous assumptions and it is possible that actual cash flows may differ significantly from estimates, as actual produced reserves, metal prices, commodity-based and other costs, and closure costs are each subject to significant risks and uncertainties. During the three and nine months ended September 30, 2024, the Company recognized a reversal of impairment expense of $57.1 million in respect of the Young-Davidson cash-generating unit ("CGU").

5.	ACQUISITION OF ARGONAUT GOLD INC
On July 12, 2024, the Company completed the acquisition of all the issued and outstanding common shares of Argonaut not already held by Alamos ("Argonaut Transaction"). As part of the Argonaut Transaction, Alamos acquired Argonaut’s Magino mine, located adjacent to Alamos’ Island Gold mine in Ontario, Canada. Through the use of shared infrastructure, Alamos expects to benefit from immediate and long-term synergies. Argonaut’s assets in the United States and Mexico were spun out as a newly created junior gold producer named Florida Canyon Gold. Under the terms of the Transaction, shareholders of Argonaut received 0.0185 of a Class A common share of Alamos and 0.1 of a common share of Florida Canyon Gold in exchange for each issued and outstanding common share of Argonaut ("exchange ratio").
Alamos issued approximately 20.4 million Class A Shares representing an equity value of $360.1 million on a fully diluted basis (exclusive of the shares previously held by Alamos). Additionally, the Company previously held a 13.8% interest in Argonaut as a result of a CAD$50 million private placement, entered into in contemplation of the acquisition, and which closed on April 4, 2024. The 13.8% interest was revalued as of the date of close and a fair value in respect of the equity investment of $58.9 million was recognized as part of the purchase consideration. A realized gain of $26.1 million, previously recognized in accumulated other comprehensive income was reclassified to retained earnings.
Concurrent with the closing of the Argonaut Transaction, Alamos completed a $10 million private placement into Florida Canyon Gold, increasing Alamos’ equity interest in Florida Canyon Gold to 19.9%.
The Company has determined that the Argonaut Transaction represents a business combination, with Alamos identified as the acquirer. The Company has consolidated the operating results, cash flows and net assets of the Magino mine and other acquired assets from July 12, 2024. For the period from July 12, 2024 to September 30, 2024, the Magino mine contributed revenue of $37.0 million and incurred a loss before income taxes of $1.8 million. If the acquisition of Magino Mine had taken place on January 1, 2024, pro-forma consolidated revenue and earnings before income taxes for the Company would have been $1,065.3 million and $278.1 million, respectively, for the nine months ended September 30, 2024.
Acquisition and integration related costs of $9.2 million have been expensed and are presented as part of Other Loss (note 15). As of September 30, 2024, the Company had not yet completed the analysis to assign fair values to all assets acquired and liabilities assumed, and therefore the purchase price allocation for Argonaut is preliminary. The preliminary purchase price allocation will be subject to further refinement and may result in material changes to the estimated fair value of assets acquired and liabilities assumed. The purchase price allocation adjustments can be made throughout the end of the Company's measurement period, which is not to exceed one year from the acquisition date. The Company will continue to evaluate new information about the facts and circumstances that existed as of the acquisition date as it primarily pertains to the fair value of mineral property, goodwill, inventories, provisions and deferred taxes.

9	Alamos Gold Inc.

Q3 2024 FINANCIAL REPORT

Purchase price:
Fair value of 20.4 million Class A Common Shares issued by the Company (note 13) (i)	$360.1
Fair value of 13.8% interest previously held in Argonaut (ii)	58.9
$419.0

Net assets acquired:	Preliminary
Cash and cash equivalents	$6.7
Receivables and other assets	6.2
Inventories	38.6
Mineral properties (note 8)	307.3
Plant and equipment (note 8)(iii)	683.2
Deferred tax asset	61.2
Accrued liabilities and other liabilities	(88.7)
Debt (iv)(v)	(304.3)
Derivative hedge liabilities (note 11) (vi)	(226.0)
Lease liabilities	(47.2)
Provisions	(18.0)
$419.0
(i) The fair value of the Class A Common Shares ("Common Shares") issued was determined using the Company's share price of C$24.02 and foreign exchange ratio of USD/CAD: 1.3616 at the close of transaction on July 12, 2024 (note 13).
(ii) On July 12, 2024, the fair value of the 13.8% equity investment in Argonaut was bifurcated between the purchase price for the outstanding common shares of Argonaut and the cost base of the 19.99% equity investment in Florida Canyon Gold, based on the exchange ratio. The fair value on July 12, 2024 was determined using Argonaut's closing share price on July 12, 2024 of C$0.51; and foreign exchange ratio of USD/CAD: 1.3616.
(iii) Included in plant and equipment is $47.2 million of right-of-use assets (note 8).
(iv) Debt is comprised of a term loan and revolving credit facility of $219.9 million, convertible debentures of $57.5 million, an obligation related to gold prepayment of $24.2 million and equipment financing loans of $2.7 million.
(v) During the third quarter, the Company repaid the term loan, revolving credit facility and accrued interest, the convertible debenture, the obligation related to gold prepayment, and certain other financial liabilities, totaling $308.3 million of cash payments.
(vi) The Company inherited Argonaut’s hedge book which included gold forward purchase contracts totaling 329,417 ounces between 2024 and 2027. The average forward prices on the contracts ranged between $1,821 and $1,860 per ounce. On July 15, 2024, the Company entered into a gold prepayment agreement ("gold prepayment"), in exchange for settlement of 179,417 ounces of the 2024 and 2025 forward sales contracts acquired from Argonaut (note 12).

6.	AMOUNTS RECEIVABLE

	September 30, 2024	December 31, 2023
Sales tax receivables
Canada	$15.8	$12.2
Mexico	13.9	35.0
Other	0.7	0.7
Other receivables	4.4	5.5
	$34.8	$53.4

10	Alamos Gold Inc.

Q3 2024 FINANCIAL REPORT

7.	INVENTORY

	September 30, 2024	December 31, 2023
In-process precious metals	$139.4	$195.3
Ore in stockpiles	28.3	2.8
Dore, and refined precious metals	13.0	7.9
Materials and supplies	75.8	65.2
	$256.5	$271.2
Less: Long-term stockpiled ore inventory	(13.4)	—
	$243.1	$271.2
The amount of inventories recognized in mining and processing costs for the three and nine months ended September 30, 2024 was $142.8 million and $381.0 million (three and nine months ended September 30, 2023 - $108.3 million and $323.9 million). The amount of inventories recognized in amortization costs for the three and nine months ended September 30, 2024 was $57.7 million and $160.1 million (three and nine months ended September 30, 2023 - $47.2 million and $139.6 million).

11	Alamos Gold Inc.

Q3 2024 FINANCIAL REPORT

8.	MINERAL PROPERTY, PLANT AND EQUIPMENT

	Plant and equipment (v)	Mineral Property	Exploration and evaluation	Total
Cost
At December 31, 2022	$1,788.4	$3,070.0	$251.8	$5,110.2
Additions	51.5	284.2	32.2	367.9
Acquisition of Manitou (iii)	—	—	20.0	20.0
Transfers	4.0	(4.0)	—	—
Revisions to decommissioning liabilities	—	8.6	—	8.6
Disposals	(35.5)	(1.3)	(1.4)	(38.2)
At December 31, 2023	$1,808.4	$3,357.5	$302.6	$5,468.5
Additions	53.7	204.9	22.6	281.2
Acquisition of Argonaut (note 5)	683.2	307.3	—	990.5
Acquisition of Orford (ii)	—	—	21.1	21.1
Revision to decommissioning liabilities	6.7	—	—	6.7
Disposals	(19.0)	—	—	(19.0)
At September 30, 2024	$2,533.0	$3,869.7	$346.3	$6,749.0

Accumulated amortization and impairment
At December 31, 2022	$807.9	$1,043.6	$84.9	$1,936.4
Amortization	106.6	101.0	—	207.6
Disposals	(34.3)	(1.3)	—	(35.6)
At December 31, 2023	$880.2	$1,143.3	$84.9	$2,108.4
Amortization	84.2	73.5	—	157.7
Reversal of impairment (i)	(21.8)	(34.3)	—	(56.1)
Disposals	(11.0)	—	—	(11.0)
At September 30, 2024	$931.6	$1,182.5	$84.9	$2,199.0

Net carrying value
At December 31, 2023	$928.2	$2,214.2	$217.7	$3,360.1
At September 30, 2024	$1,601.4	$2,687.2	$261.4	$4,550.0
The net carrying values and capital additions by segment (note 18) are as follows:

	September 30, 2024		December 31, 2023
	Mineral Property, Plant and Equipment	Capital additions for the nine months ended[1]	Mineral Property, Plant and Equipment	Capital additions for the year ended[1]
Young-Davidson	$1,562.0	$63.8	$1,500.3	$73.5
Island Gold	1,535.5	175.9	1,397.7	243.4
Magino	996.0	8.7	—	—
Mulatos	245.6	14.3	293.0	29.9
Corporate and other[2]	210.9	18.5	169.1	21.1
	$4,550.0	$281.2	$3,360.1	$367.9
1.Segment capital additions are presented on an accrual basis. Mineral property, plant and equipment in the consolidated statements of cash flows are presented on a cash expenditure basis.
2.Corporate and other consists of corporate balances and exploration and development projects.

12	Alamos Gold Inc.

Q3 2024 FINANCIAL REPORT
(i) Reversal of impairment
As at September 30, 2024, the Company identified (note 5) an indication of impairment reversal for the Young-Davidson CGU driven by an increase in long-term gold price assumptions and consistent with the assumptions utilized by the Company in its valuation of Argonaut, and performed an impairment assessment to determine the recoverable amount of the Young-Davidson CGU. The recoverable amount was determined to be greater than the carrying amount which resulted in a reversal of all previous impairments of $57.1 million, which was recorded to mineral property, plant and equipment and an intangible asset.
The recoverable amounts of the Company’s CGUs are based primarily on the future after-tax cash flows expected to be derived from the Company’s mining properties and represent each CGU’s fair value less costs of disposal, a Level 3 fair value measurement. The income valuation method represents the present value of future cash flows over the life of the asset using: (i) discrete financial forecasts, which rely on management’s estimates of reserve and resource quantities, costs to produce and develop reserves, revenues, and operating expenses; (ii) appropriate discount rates; and (iii) expected future capital requirements.
Company's impairment testing incorporated the following key assumptions:
Weighted average cost of capital
Projected cash flows were discounted using an after-tax discount rate of 5% which represented the Company’s weighted average cost of capital and which included estimates for risk-free interest rates, market value of the Company’s equity, market return on equity, share volatility and debt-to-equity financing ratio.
Gold price and CAD:USD foreign exchange assumptions
Gold price and foreign exchange assumptions included in the cash flow projections beyond five years is based on historical volatility and consensus analyst pricing were as follows:

	2025 - 2027	Long-term
USD:CAD	1.35	1.33
Gold price ($)	2,120-2,300	1,950
(ii) Acquisition of Orford
On April 3, 2024, the Company acquired all the issued and outstanding common shares of Orford not previously owned by the Company, by way of a plan of arrangement (the "Orford Arrangement"). Upon closing, former Orford shareholders were issued 0.005588 Alamos common shares for each common share of Orford outstanding, excluding 61,660,902 Orford common shares, or 27.5% interest, held by the Company at April 3, 2024.
Upon closing of the transaction, the Company issued 908,689 shares as part of the consideration. Common shares issued were valued at the closing share price on April 3, 2024 of CAD $19.87. The total consideration for the acquisition was $20.7 million, including transaction costs of $1.0 million.
Management determined that the acquisition of Orford did not meet the definition of a business combination in accordance with IFRS 3, Business Combinations. Accordingly, the Company has accounted for the transaction as an asset acquisition. The allocation of the purchase price to the net assets acquired are as follows:

Purchase price:
Fair value of total shares issued (note 13)	$13.3
Fair value of 27.5% interest in Orford prior to acquisition	5.0
125,852 replacement warrants issued	0.8
93,958 replacement options issued	0.6
Transaction costs	1.0
Total consideration	$20.7

Net assets acquired
Cash and cash equivalents	$1.2
Mineral property, plant and equipment	21.1
Other assets	0.2
Accrued liabilities and other liabilities	(1.8)
$20.7

13	Alamos Gold Inc.

Q3 2024 FINANCIAL REPORT
The Orford mineral property has been recognized as part of the Corporate and Other reportable operating segment (note 18).
(iii) Acquisition of Manitou Gold Inc. ("Manitou")
On May 23, 2023, the Company acquired all the issued and outstanding common shares of Manitou not previously owned by the Company, by way of a plan of arrangement (the "Arrangement"). Under the terms of the Arrangement, Manitou shareholders received 0.0035251 of an Alamos share for each Manitou share held. Prior to the closing of the Arrangement, the Company owned 65,211,077 Manitou shares, which represented approximately 19% of Manitou's basic common shares outstanding. Total consideration for the acquisition was $16.7 million, including transaction costs of $0.2 million. The Manitou mineral property has been recognized as part of the Island Gold reportable operating segment (note 18).
(iv) Royalties
The Company is obliged to make certain royalty payments on its mineral properties. The following table includes the significant royalties payable by the Company:

Location	Royalties payable
Mulatos	0.5% Extraordinary Mining Duty due to the Mexican government
Young-Davidson	1.5% net smelter royalty
Magino	3% net smelter royalty
Island Gold	2-3% net smelter royalties, dependent on claim
(v) ROU assets
As part of the acquisition of Argonaut, the Company acquired ROU assets with a fair value of $47.2 million. Amortization during the three and nine months months ended September 30, 2024 includes depreciation for ROU assets of $3.1 million. The net book value of property, plant and equipments includes ROU assets with an aggregate net book value of $44.1 million as at September 30, 2024.
(vi) Capitalized interest
As at September 30, 2024, the Company capitalized interest of $1.3 million related to qualifying capital expenditures at the Phase 3+ Expansion project and which had a weighted average borrowing rate of 7.35% during the three months ended September 30, 2024.
(vii) Other
The carrying value of construction in progress at September 30, 2024 was $493.1 million (December 31, 2023 - $299.0 million).
As of September 30, 2024, the Company has $162.6 million in committed capital purchases (December 31, 2023 - $120.2 million).

9.	OTHER NON-CURRENT ASSETS

	September 30, 2024	December 31, 2023
Investment tax credits (i)	$28.6	$29.1
Esperanza Milestone Payments (ii)	5.7	5.7
Other	11.8	11.3
	$46.1	$46.1
(i) Investment Tax Credits
The Investment Tax Credits relate to Canadian exploration expenses incurred while determining the existence, location, extent or quality of mineral resources in Canada. The amount recognized relates to expenses incurred at the Young-Davidson mine, and will be utilized when the mine becomes cash tax payable.
(ii) Esperanza Milestone Payments
The Esperanza Milestone Payments ("Milestone Payments") resulted from the sale of the Esperanza project to Zacatecas Silver Corp. on April 12, 2022. The fair value of the Milestone Payments is recalculated at each reporting date, based on management's estimate of the timing and probability (note 11).

14	Alamos Gold Inc.

Q3 2024 FINANCIAL REPORT

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2024	December 31, 2023
Trade accounts payable and accrued liabilities	$195.3	$167.8
Royalties payable	3.5	2.7
Share-based compensation liability	43.8	22.7
Other	3.7	0.8
	$246.3	$194.0

11.	FAIR VALUE MEASUREMENT
a) Fair value measurements of financial instruments measured at fair value
The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements as at September 30, 2024. Levels 1 to 3 of the fair value hierarchy are defined based on the degree to which fair value inputs are observable or unobservable, as follows:
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the net asset or liability, either directly or indirectly; and
•Level 3 inputs are unobservable (supported by little or no market activity).

	September 30, 2024			December 31, 2023
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets (liabilities)
Fair value through profit or loss
Esperanza Milestone Payments (note 9)	—	—	5.7	—	—	5.7
Gold options not designated as hedging instruments[1]	—	(5.2)	—	—	(0.8)	—
Gold forwards acquired from Argonaut not designated as hedging instruments	—	(140.7)	—	—	—	—
Share purchase warrants	—	—	—	—	(0.4)	—
Fair value through OCI
Equity securities	23.9	—	—	13.0	—	—
Currency derivatives designated as hedging instruments[1]	—	(0.8)	—	—	6.6	—
Fuel options designated as hedging instruments[1]	—	(0.4)	—	—	(0.2)	—
	$23.9	($147.1)	$5.7	$13.0	$5.2	$5.7
1On a gross basis, total derivatives recognized as at September 30, 2024 consist of total assets of nil included in other current assets and total liabilities of $147.1 million included in consolidated statements of interim financial position (December 31, 2023 - total assets of $6.6 million and total liabilities of $1.0 million).
Fair Value Methodology
The methods of measuring financial assets and liabilities have not changed during the nine months ended September 30, 2024.
The fair value of option and forward contracts are determined using a market approach with reference to observable market prices for identical assets traded in an active market. These are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

15	Alamos Gold Inc.

Q3 2024 FINANCIAL REPORT
The fair value measurement of the Milestone Payments is based on unobservable inputs and are therefore classified within Level 3 of the fair value hierarchy. The determination of the fair value requires the Company to make certain estimates and judgements in relation to future events based on the current understanding of the facts and circumstances known to them. The fair value of the Milestone Payments was determined using discounted cash flows based on significant inputs and assumptions such as internally derived discount rate, an estimate of timelines to realize the payments and a success probability factor. The discount rate for the milestone payments is 14.75%. Changes to these inputs and assumptions could have a significant impact on the measurement of the financial assets.

Derivative Instruments designated as cash flow hedges

Currency option and forward contracts and fuel option contracts
The Company enters into option and forward contracts to hedge against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option and forward contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing currency risk.
The effective portion of the changes in fair value of the hedging instrument for the three and nine months ended September 30, 2024 recorded in accumulated other comprehensive loss is:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023

Balance, beginning of the period	$0.8	$5.9	$6.4	($1.9)
Change in value on currency instruments	(0.4)	(2.3)	(6.0)	10.6
Less: realized loss on CAD currency instruments	—	—	—	0.8
Less: realized loss (gain) on MXN currency instruments	0.3	(2.6)	(1.6)	(6.0)
Deferred income tax related to hedging instruments	—	1.1	1.9	(1.4)
	$0.7	$2.1	$0.7	$2.1
For the three and nine months ended September 30, 2024, the Company did not recognize any ineffectiveness on the hedging instruments.
The open contracts, which settle on a monthly basis, are summarized as at September 30, 2024:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2024	Collars	144.0	1.33	1.40
2024	Bought puts	3.0	1.35	—
2025	Collars	54.0	1.33	1.40
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (USD/MXN)	Average maximum rate (USD/MXN)
2024	Collars	315.0	17.45	20.11
2025	Collars	540.0	18.29	20.68
The fair value of these contracts was a liability of $0.8 million as at September 30, 2024 (December 31, 2023 - asset of $6.6 million).

16	Alamos Gold Inc.

Q3 2024 FINANCIAL REPORT
The effective portion of the changes in fair value of the fuel contracts for the three and nine months ended September 30, 2024 recorded in accumulated other comprehensive loss is:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023

Balance, beginning of the period	$—	($0.1)	($0.1)	$0.1
Change in value on fuel contracts	(0.6)	0.4	(0.5)	0.1
Less: realized gain on fuel contracts	0.1	—	0.1	—
Deferred income tax related to fuel contracts	0.1	(0.2)	0.1	(0.1)
	($0.4)	$0.1	($0.4)	$0.1
As at September 30, 2024, the Company held contracts to protect against the risk of an increase in the price of fuel. These collars totaling 378,000 gallons, ensure a minimum purchase call option of $2.71 per gallon and a maximum average sold put options of $2.50 per gallon, regardless of the movement in fuel prices during 2024. The Company also held collars totaling 1,008,000 gallons, ensure a minimum purchase call option of $2.58 per gallon and a maximum average sold put options of $2.40 per gallon, regardless of the movement in fuel prices during 2025. The fair value of these contracts was a liability of $0.4 million at September 30, 2024 (December 31, 2023 - liability of $0.2 million).
Derivative Instruments not designated as cash flow hedges
Gold option contracts
As at September 30, 2024, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales. These option contracts totaling 18,750 ounces, ensure a minimum average realized gold price of $1,942 per ounce and a maximum average realized gold price of $2,381 per ounce, regardless of the movement in gold prices during 2024. The fair value of these contracts was a liability of $5.2 million at September 30, 2024 (December 31, 2023 - liability of $0.8 million). These options mature monthly throughout 2024.
Legacy Argonaut gold forward contracts
As at September 30, 2024, the Company held forward contracts that were acquired as part of the acquisition of Argonaut. These contracts, totaling 100,000 ounces in 2026 and 50,000 ounces in 2027, ensure an average forward price of $1,821 per ounce, regardless of the movement in gold prices. These forward contracts mature monthly throughout 2026 and 2027. The fair value of these contracts was a liability of $140.7 million at September 30, 2024 (December 31, 2023 - nil).
Unrealized (loss) gain on financial instruments
The Company realized a loss of $3.5 million and $4.1 million related to the settlement of option contracts which is recorded in operating revenues for the three and nine months ended September 30 2024, respectively (for the three and nine months ended September 30, 2023 - realized a gain of nil and a loss of $0.1 million). The Company recorded an unrealized loss of $28.2 million and $30.1 million for the three and nine months ended September 30, 2024, respectively (three and nine months ended September 30, 2023 - unrealized gain of $0.6 million and $1.1 million). Included in the unrealized loss is $25.7 million attributable to the Argonaut legacy hedges. The Company has elected to not apply hedge accounting to gold option and forward contracts, with changes in fair value recorded in net earnings.

17	Alamos Gold Inc.

Q3 2024 FINANCIAL REPORT

12.	DEBT AND DEFERRED REVENUE

	September 30, 2024				December 31, 2023
	Nominal Amount	Deferred Financing Costs	Carrying Amount	Fair Value	Fair Value and Carrying Amount
Revolving Credit Facility (i)	$250.0	$—	$250.0	$250.0	$—
Lease liabilities (ii)	44.6	—	44.6	44.6	—
Other	2.6	—	2.6	2.6	—
Total long-term and current debt	$297.2	$—	$297.2	$297.2	$—
Less: current portion	17.3	—	17.3	17.3	—
Long-term debt	279.9	—	279.9	279.9	—
(i) Revolving credit facility ("Facility")
During the third quarter of 2024, the Company drew down $250.0 million from the Facility, which remains outstanding as at September 30, 2024 (note 5). The $250 million was used to repay certain debt instruments acquired through the Argonaut Transaction. The remaining $250.0 million available under the Facility remains undrawn. The Facility bears interest at a rate of Adjusted Term SOFR Rate plus 1.875% on drawn amounts and stand-by fees of 0.42% on undrawn amounts.
In February 2024, the Company extended the term of the revolving credit facility by one year to February 2028, with $0.9 million of credit facility transaction fees paid during the first quarter of 2024.
The Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at September 30, 2024, the Company is in compliance with the covenants.
(ii) Lease liabilities
Lease liabilities primarily relate to leases on heavy equipment at the Magino mine which have remaining lease terms of up to 5 years and interest rates of 0.99% to 7.95% over the term of the lease.
(iii) Deferred revenue
On July 15, 2024, the Company entered into a gold sale prepayment agreement, the proceeds of which were used to settle all of the 2024 and 2025 forward gold sale contracts acquired as part of the Argonaut Transaction (note 5) which totaled 179,417 ounces with an average price of $1,838 per ounce. Under the terms of the gold prepayment, Alamos received advanced consideration of $116 million in exchange for the delivery of 49,384 ounces in 2025, settled monthly, based on the average forward curve price of $2,524 per ounce. During the three months ended September 30, 2024 an accretion expense of $2.5 million was recognized in respect of the deferred revenue (note 14). As at September 30, 2024, the carrying amount of the gold prepayment was $113.5 million.

18	Alamos Gold Inc.

Q3 2024 FINANCIAL REPORT

13.	SHARE CAPITAL
a)    Authorized share capital of the Company consists of an unlimited number of fully paid Common Shares without par value.

	Number of Shares	Amount
Outstanding at December 31, 2022	393,806,489	$3,703.8
Shares issued through:
Share-based compensation plans	1,425,024	12.3
Manitou acquisition (note 8)	1,045,593	13.4
DRIP (iii)	353,084	4.1
ESPP (iv)	469,566	5.6
Exercise of warrants	60,983	0.9
Cancellation of unexchanged shares	(203,755)	(1.5)
Outstanding at December 31, 2023	396,956,984	$3,738.6
Shares issued through:
Argonaut acquisition (note 5)	20,423,051	360.1
Share-based compensation plans	855,502	7.2
Orford acquisition (note 8)	908,689	13.3
Flow-through share financing (ii)	451,990	6.5
DRIP (iii)	269,890	4.3
ESPP (iv)	322,635	4.9
Exercise of Manitou and Orford warrants and stock options	85,161	1.3
Cancellation of unexchanged shares	(220,745)	(2.1)
Outstanding at September 30, 2024	420,053,157	$4,134.1

(i) Normal Course Issuer Bid
In December 2023, the Company renewed its Normal Course Issuer Bid ("NCIB") permitting the purchase for cancellation up to 34,485,405 Common Shares, representing 10% of the Company’s public float. The Company may purchase Common Shares under the NCIB up to December 23, 2024. For the nine months ended September 30, 2024, the Company did not purchase any Common Shares (nine months ended September 30, 2023 - nil).

(ii) Flow-through share financing

During the second quarter of 2024, the Company completed a Canadian Exploration Expense ("CEE") flow-through financing. The Company issued 451,990 Common Shares for gross proceeds of $10.5 million (CAD $14.4 million), net of fees.

(iii) DRIP
The Company allows existing shareholders to participate in a DRIP. This provides shareholders the option of increasing their investment in the Company by electing to receive common shares in place of cash dividends. The Company has the discretion to elect to issue such common shares at up to a 5% discount to the prevailing market price from treasury, or purchase the common shares on the open market. For the nine months ended September 30, 2024, the Company issued 269,890 shares pursuant to the DRIP, valued at $4.3 million (nine months ended September 30, 2023, issued 254,077 shares, valued at $2.9 million).

(iv) ESPP

The Company has an ESPP which enables employees to purchase Class A common shares through payroll deduction. At the option of the Company, the common shares can be issued from treasury based on the volume weighted average closing price of the last five days prior to the end of the month, or the shares may be purchased for plan participants in the open market. During the nine months ended September 30, 2024, the Company issued 322,635 shares from treasury pursuant to the Employee Share Purchase Plan, valued at $4.9 million (nine months ended September 30, 2023 - 356,229 shares, valued at - nil).

19	Alamos Gold Inc.

Q3 2024 FINANCIAL REPORT
(b) Stock options
The following is a continuity of the changes in the number of stock options outstanding:

	Number	Weighted average exercise price (CAD$)
Outstanding at December 31, 2022	3,924,851	$8.32
Granted	481,449	14.10
Exercised	(1,424,916)	8.01
Forfeited	(215,007)	10.40
Outstanding at December 31, 2023	2,766,377	$9.32
Granted	471,177	16.07
Exercised	(855,502)	7.66
Outstanding at September 30, 2024	2,382,052	$11.25
During the nine months ended September 30, 2024, the weighted average share price at the date of exercise for stock options exercised was CAD $22.28 (for the nine months ended September 30, 2023, the average share price when options were exercised was CAD $16.29 per share).
Stock options granted
During the nine months ended September 30, 2024, the Company granted 471,177 stock options (nine months ended September 30, 2023 - 477,690). The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation:

For options granted for the nine months ended:	September 30, 2024	September 30, 2023
Weighted average share price at grant date (CAD$)	16.07	14.07
Average risk-free rate	3.77%	3.86%
Average expected dividend yield	0.78%	0.96%
Average expected stock price volatility (based on historical volatility)	40%	48%
Average expected life of option (months)	42	42
Weighted average per share fair value of stock options granted (CAD$)	5.08	5.03
Stock options outstanding and exercisable as at September 30, 2024:

	Outstanding			Exercisable
Range of exercise prices (CAD$)	Number of options	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (CAD$)

$6.01 - $7.00	54,167	6.58	1.5	54,167	6.58
$7.01 - $8.00	322,830	7.63	2.3	322,830	7.63
$8.01 - $11.00	1,119,009	9.46	3.8	937,107	9.42
$11.01 - $14.05	407,339	14.05	5.4	125,980	14.05
$14.06 - $23.83	478,707	16.08	6.4	—	—
	2,382,052	$11.25	4.3	1,440,084	$9.32

20	Alamos Gold Inc.

Q3 2024 FINANCIAL REPORT
(c)    Other employee long-term incentives
The following is a continuity of the changes in the number of other long-term incentives ("LTI"):

	Restricted share units ("RSU")	Deferred share units ("DSU")	Performance share units ("PSU")
Outstanding units, December 31, 2022	2,134,549	1,054,606	1,350,425
Granted	747,993	112,653	369,589
Forfeited	(383,686)	—	(134,563)
Settled	(587,118)	(154,025)	(426,163)
Outstanding units, December 31, 2023	1,911,738	1,013,234	1,159,288
Granted	715,959	90,590	347,045
Forfeited/expired	(115,557)	—	—
Settled	(57,932)	—	(412,713)
Outstanding units, September 30, 2024	2,454,208	1,103,824	1,093,620
The settlement of LTI is either in cash or equity depending on the feature of the specific LTI plan. The settlement of DSUs are in cash, PSUs are equity or cash settled at the Company's discretion, and certain RSUs are cash settled with the remaining settled in cash or equity at the Company's discretion, depending on the year of grant.
PSUs and RSUs granted to non-executives vest on the third anniversary from the date of grant. RSUs granted to executives vest in three equal tranches commencing on the first anniversary of the grant date. Mandatory or elective DSUs vest immediately and the Board of Directors determines the vesting schedule for discretionary DSUs at the time of grant.
The weighted average grant date fair value of the RSUs, DSUs and PSUs granted during the nine months ended September 30, 2024 was $16.61, $16.41, and $16.07, respectively (nine months ended September 30, 2023 - $14.05, $14.03 and $14.05, respectively).
d) Dividends
During the nine months ended September 30, 2024, the Company declared dividends totaling $30.3 million, of which $26.0 million were paid in cash (nine months ended September 30, 2023 - $29.6 million). The remaining $4.3 million were issued in the form of common shares pursuant to the Company's DRIP (nine months ended September 30, 2023 - $2.9 million in shares) (note 13iii).

14.	FINANCE EXPENSE

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Interest expense (i)	($3.5)	($0.9)	($5.2)	($2.6)
Lease liability interest	(1.3)	—	(1.3)	—
Accretion on reclamation provision	(2.6)	(1.7)	(6.6)	(5.1)
Interest income	3.7	2.0	9.4	5.0
Other	(2.5)	—	(2.5)	—
	($6.2)	($0.6)	($6.2)	($2.7)
(i) During the three and nine months ended September 30, 2024, $1.3 million of interest was capitalized in mineral property, plant and equipment. Total interest paid, including interest capitalized, during the three and nine months ended September 30, 2024 was $3.2 million (three and nine months ended September 30, 2023 - nil). The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 7.35%.

21	Alamos Gold Inc.

Q3 2024 FINANCIAL REPORT

15.	OTHER LOSS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Transaction and integration costs arising on the Argonaut Transaction (note 5)	($3.4)	$—	($9.2)	$—
Turkish Projects care and maintenance and arbitration costs	(1.7)	(0.6)	(4.3)	(1.6)
Loss on disposal of assets	(3.3)	—	(8.0)	(0.8)
Fair value adjustment on Milestone payments (note 9)	—	(3.6)	—	(2.4)
Other	(1.3)	(0.7)	(2.1)	1.1
	($9.7)	($4.9)	($23.6)	($3.7)

16.	EARNINGS PER SHARE

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Net earnings	$84.5	$39.4	$196.7	$162.9
Weighted average number of common shares outstanding (in thousands)	417,147	396,117	404,127	395,149
Basic earnings per share	$0.20	$0.10	$0.49	$0.41

Dilutive effect of potential common share equivalents (in thousands)	2,641	2,710	2,446	2,689

Diluted weighted average number of common shares outstanding (in thousands)	419,788	398,827	406,573	397,838
Diluted earnings per share	$0.20	$0.10	$0.48	$0.41
The following table lists the share units excluded from the computation of diluted earnings per share. The instruments were excluded as they have an anti-dilutive effect on diluted earnings per share. The exercise price relating to the particular security exceeded the average market price of the Company's common shares of CAD $25.06 and CAD$21.19 for the three and nine months ended September 30, 2024 (CAD $16.14 and CAD $16.96 for the three and nine months ended September 30, 2023) or the inclusion of the equity securities had an anti-dilutive effect on net earnings.

Share units excluded from calculation of diluted earnings per share:
	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands)	2024	2023	2024	2023
Stock options	—	5	4	5

22	Alamos Gold Inc.

Q3 2024 FINANCIAL REPORT

17.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital and income taxes paid:	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Amounts receivable	$5.2	($10.6)	$19.4	($8.0)
Inventory	16.9	(0.3)	51.9	(25.2)
Prepaid expenses	1.6	4.3	4.9	5.2
Accounts payable and accrued liabilities	(36.7)	(11.4)	(50.8)	(17.3)
Cash taxes paid	(14.3)	(2.7)	(74.8)	(4.8)
	($27.3)	($20.7)	($49.4)	($50.1)

Other items:	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Employee share purchase plan contributions	$1.6	$1.3	$3.9	$3.1
Reclamation activities	(2.8)	—	(7.7)	(0.3)
Distribution of share-based compensation	(0.4)	—	(6.5)	(7.9)
Fair value adjustment for Milestone payments (note 11)	—	3.6	—	2.4
Interest received	3.6	2.0	9.2	5.0
Loss on disposal of assets	3.3	—	8.0	0.8
Reduction of obligation to renounce flow-through exploration expenditures	(1.4)	—	(1.4)	(0.7)
Other items	1.0	(0.4)	0.1	(1.2)
	$4.9	$6.5	$5.6	$1.2

23	Alamos Gold Inc.

Q3 2024 FINANCIAL REPORT

18.	SEGMENTED INFORMATION
Operating results of operating segments are reviewed by the Company’s chief operating decision maker, being the Company’s Chief Executive Officer, to make decisions about resources to be allocated to the segments and to assess their performance. The Company considers its reportable operating segments to be its operating mines and significant development projects. As a result of the Argonaut transaction, the Company has recognized a new operating segment, the Magino mine. The Company operates in two principal geographical areas - Canada, and Mexico. The Young-Davidson, Island Gold and Magino mines operate in Canada, and the Mulatos mine operates in Sonora, Mexico. Significant information relating to the Company's reporting operating segments is as follows:

For the Three Months Ended September 30, 2024
	Young-Davidson	Island Gold	Magino[3]	Mulatos[1]	Corporate/other[2]	Total
Operating revenues	$106.0	$95.1	$37.0	$122.8	—	$360.9
Cost of sales
Mining and processing	43.7	22.2	29.5	47.4	—	142.8
Royalties	1.6	0.9	0.4	0.6	—	3.5
Amortization	18.6	10.3	8.6	20.2	—	57.7
	63.9	33.4	38.5	68.2	—	204.0
Expenses
Exploration	0.8	1.3	0.3	3.5	2.9	8.8
Corporate and administrative	—	—	—	—	8.2	8.2
Share-based compensation	—	—	—	—	13.7	13.7
Reversal of impairment	(57.1)	—		—	—	(57.1)
Earnings (loss) from operations	$98.4	$60.4	($1.8)	$51.1	($24.8)	$183.3
Finance expense						(6.2)
Foreign exchange gain						2.0
Unrealized loss on commodity derivatives						(28.2)
Other loss						(9.7)
Earnings before income taxes						$141.2

24	Alamos Gold Inc.

Q3 2024 FINANCIAL REPORT

For the Nine Months Ended September 30, 2024
	Young-Davidson	Island Gold	Magino[3]	Mulatos[1]	Corporate/other[2]	Total
Operating revenues	$294.8	$259.2	$37.0	$380.1	—	$971.1
Cost of sales
Mining and processing	135.9	64.8	29.5	150.8	—	381.0
Royalties	4.4	2.4	0.4	1.9	—	9.1
Amortization	55.7	30.3	8.6	65.5	—	160.1
	196.0	97.5	38.5	218.2	—	550.2
Expenses
Exploration	2.1	4.0	0.3	10.7	4.1	21.2
Corporate and administrative	—	—	—	—	23.5	23.5
Share-based compensation	—	—	—	—	29.8	29.8
Reversal of impairment	(57.1)	—	—	—	—	(57.1)
Earnings (loss) from operations	$153.8	$157.7	($1.8)	$151.2	($57.4)	$403.5
Finance expense						(6.2)
Foreign exchange gain						1.4
Unrealized loss on commodity derivatives						(30.1)
Other loss						(23.6)
Earnings before income taxes						$345.0

For the Three Months Ended September 30, 2023
	Young-Davidson	Island Gold	Mulatos[1]	Corporate/other[2]	Total
Operating revenues	$87.9	$68.1	$100.2	—	$256.2
Cost of sales
Mining and processing	41.4	20.8	46.1	—	108.3
Royalties	1.3	0.7	0.5	—	2.5
Amortization	19.7	9.8	17.7	—	47.2
	62.4	31.3	64.3	—	158.0
Expenses
Exploration	1.0	1.2	4.8	0.5	7.5
Corporate and administrative	—	—	—	6.3	6.3
Share-based compensation	—	—	—	1.8	1.8
Earnings (loss) from operations	$24.5	$35.6	$31.1	($8.6)	$82.6
Finance expense					(0.6)
Foreign exchange gain					0.5
Unrealized gain on commodity derivatives					0.6
Other loss					(4.9)
Earnings before income taxes					$78.2

25	Alamos Gold Inc.

Q3 2024 FINANCIAL REPORT

For the Nine Months Ended September 30, 2023
	Young-Davidson	Island Gold	Mulatos[1]	Corporate/other[2]	Total
Operating revenues	$260.5	$187.8	$320.4	—	$768.7
Cost of sales
Mining and processing	123.4	59.9	140.6	—	323.9
Royalties	3.9	1.9	1.7	—	7.5
Amortization	56.3	28.0	55.3	—	139.6
	183.6	89.8	197.6	—	471.0
Expenses
Exploration	2.5	2.8	9.4	1.4	16.1
Corporate and administrative	—	—	—	20.0	20.0
Share-based compensation	—	—	—	15.4	15.4
Earnings (loss) from operations	$74.4	$95.2	$113.4	($36.8)	$246.2
Finance expense					(2.7)
Foreign exchange gain					1.6
Unrealized gain on commodity derivatives					1.1
Other loss					(3.7)
Earnings before income taxes					$242.5
1 Mulatos includes the La Yaqui Grande operation.
2 Corporate and other consists of corporate balances, exploration and development projects, and mines in reclamation.
3 The results for Magino are for Alamos’ ownership period from July 12, 2024 to September 30, 2024.

(b) Segment assets and liabilities
The following table presents assets and liabilities by segment:

	Total Assets		Total Liabilities
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Young-Davidson	$1,740.3	$1,693.2	$423.3	$381.8
Island Gold	1,622.5	1,453.6	523.3	476.4
Magino	1,130.9	—	128.7	—
Mulatos [1]	529.2	631.5	141.4	172.7
Corporate/other [2]	269.7	222.9	569.3	46.8
Total assets and liabilities	$5,292.6	$4,001.2	$1,786.0	$1,077.7
1 Mulatos includes the La Yaqui Grande operation.
2 Corporate and other consists of corporate balances, exploration and development projects, mines in reclamation.

26	Alamos Gold Inc.